SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 1, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(+55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Corporation	Publicly-held Corporation
Corporate Taxpayers’ Registry 76.535.764/0001-43	Corporate Taxpayers’ Registry 02.570.688/0001-70
Board of Trade 53 3 0000622 9	Board of Trade 53 3 0000581 8

NOTICE TO SHAREHOLDERS

Brasil Telecom Participações S.A. and Brasil Telecom S.A. (conjunctly “Brasil Telecom”) reproduce below the Material Fact published by Citigroup Venture Capital International Brazil, L.P. on June 01, 2005 in the following newspapers: (i) Valor Econômico, (ii) Correio Braziliense, (iii) Jornal de Brasília, and (iv) Diário Mercantil.

“In compliance with CVM/SEP/GEA-2 Written Notice 225/05, dated May 27, 2005, and the terms of CVM Instruction 358, dated January 3, 2002, International Equity Investments, Inc. (“IEII”), as the sole shareholder and limited partner of Citigroup Venture Capital International Brazil, L.P. (the “CVC Fund”), Investidores Institucionais Fundo de Investimento em Ações (the “National Fund”), Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação dos Economiários Federais – Funcef e Fundação Petrobras de Seguridade Social – Petros (the preceding three conjunctly denominated the “Pension Funds”), in view of the publication of press releases announcing the existence of contractual adjustments entered into by the aforementioned entities, clarifies and informs the market as follows:

  In March 2005, IEII and the CVC Fund, represented by its current manager, Citigroup Venture Capital International Brazil LLC, entered into certain agreements with the National Fund and the Pension Funds, including the Shareholders Agreement of Opportunity Zain S.A. (“Zain” or the “Company”), as announced in the material fact published on 03.11.05 (collectively, the “Agreements”).
  The Agreements establish that the CVC Fund and the National Fund, with combined shareholdings of around 90% of the voting and total capital of Zain, will conjunctly perform the corporate control of such Company and Invitel S.A. (“Invitel”), a company controlled by Zain with about 68% of its voting and total capital, and in which the Pension Funds and other non-publicly held pension entities hold nearly the totality of the remaining voting and total capital. The Agreements also establish that the parties are to attempt to disinvest, under identical terms, conjunctly and in an organized manner, their shareholdings in Zain and Invitel, companies which control, among other companies, Brasil Telecom Participações S.A. (“BTP”), Brasil Telecom S.A. (“BT”) and 14 Brasil Telecom Celular S.A. (“BTC”).
  In the context of the execution of the Agreements, the Pension Funds singed the Put Option on Shares Issued by Opportunity Zain S.A. Agreement, granting the CVC Fund a put option on its Zain shares, which may be exercised in a limited period of time, but not before November 2007. If and when the CVC Fund exercises its put option, a right conditioned to the occurrence of future and uncertain events, some of which are out of the control of the CVC Fund, the National Fund and the Pension Funds, the exercise price is to be set to R$1,045,941,692.43, adjusted by the variation of the IGP-DI Index + 5% p.a.. The fulfillment of the conditions to the exercise of such put option granted by the Pension Funds does not depend or is tied to the occurrence of any operation or business involving, directly or indirectly, property or other assets owned by Zain, Invitel or any of their controlled companies, among which, BTP, BT and BTC.”

This announcement is merely for information purposes and under no circumstances reflects a judgment, opinion or approval by Brasil Telecom about the agreements referred to in the above Material Fact.

Brasília, Brazil, June 01, 2005.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer